

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

Via E-mail
Al Pietrangelo
President and Chief Executive Officer
Raptor Networks Technology, Inc.
41 Howe Lane
Freehold, NJ 07728

Re: Raptor Networks Technology, Inc.
        Information Statement on Schedule 14C
        Correspondence dated February 10, 2012
        File No. 000-51443

Dear Mr. Peitrangelo:

        We have reviewed your correspondence and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated January 27, 2012.

General

1.   In responding to our comments, please file your revised preliminary information statement publicly on Edgar.

Proposal 1 – Amendment of our Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock from 20,000,000 to 500,000,000, page 4

2.   Regarding your response to prior comment 4, please file or tell us where you filed a complete copy of your charter document.

Proposal 2 – Amendment to Our Articles of Incorporation To Effect a Reverse Stock Split of the Common Stock of the Company, page 5

3.   Please clarify how you calculated the "Issued and Outstanding Shares" following the reverse stock split in the table on page 5. In addition, please clarify by footnote or otherwise whether the number of shares issued and outstanding following the reverse stock split includes the shares that you will issue to Lantis and California Equity Capital.

Proposal 3 – Amendment of our Articles of Incorporation to Change our Domicile

Certain Differences Between the Corporate Laws of Colorado and Wyoming, page 11

4.   You state in the penultimate sentence of the first paragraph that there are no material differences in the Articles of Incorporation and Bylaws of the Colorado Corporation and the Wyoming Corporation. It is unclear how there can be no material differences between the Colorado and Wyoming charter documents when there are differences in corporate laws. For example and without limitation, on page 14 under "Special Meetings of Stockholders," it appears that under the Wyoming bylaws, special meetings can no longer be called by holders of at least 10% of the shareholders. Please revise as necessary to clarify or advise.

    Please direct any questions or comments to Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, to the undersigned at (202) 551-3457.

                                                    Sincerely,

                                                    /s/ Maryse Mills-Apenteng

                                                    Maryse Mills-Apenteng
                                                    Special Counsel

cc: Via E-Mail
        Ernest M. Stern
        Akerman Senterfitt LLP